October 15, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Branch Chief

Re:	DiMi Telematics International, Inc.

Form 10-K for Fiscal Year Ended August 31, 2013

Filed November 27, 2013

File No. 000-52759

Dear Ms. Nguyen:

DiMi Telematics International, Inc. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 27, 2014 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K filed with the Commission on November 27, 2013.

For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K for Fiscal Year Ended August 31, 2013

1.	You state that you have no fill time and no part time employees, and only two officers and directors. You also disclose that you are currently in collaboration with an outsource software development team to develop DiMi 4.0, which should be finalized and ready for commercial launch on or before the end of the first quarter of 2014 (updated to the second quarter of 2014 in your Form l0-Q for the quarter ended November 30, 2013). It appears that your plan of operations is dependent on this software development. Please provide us with an analysis as to whether you are required to file as exhibits any agreements with this software development team. Please also expand your disclosure to discuss the details of your arrangement with the software development team, including timelines, payment terms and other material terms. Provide this information in the business and MD&A section, as well as any material risks attendant to your development plan and software development outsourcing in the risk factors section.

Response :

The Company notes the Staff’s response and has amended its Annual Report on Form 10-K filed with the Commission on November 27, 2013. Please see the business section on p. 3, the MD&A section on p. 17 and the risk factors section on p. 13.

As the Chief Executive Officer of the Company, the undersigned hereby acknowledges on behalf of the Company that:

·	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

·	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Henry Nisser, Esq., counsel for the Company at (212) 930-9700.

 Yours truly,

 Barry Tenzer

cc: Henry Nisser, Esq., Marc J. Adesso, Esq.